Exhibit 1

Media release

7 September 2005

Westpac Group Executive changes

Westpac Banking Corporation’s Chief Executive Officer, Dr David Morgan, today announced a number of changes to his Executive Team.

Mr Philip Chronican has been appointed to the position of Group Executive, Westpac Institutional Bank.  Prior to becoming Chief Financial Officer in 2001, Phil held a variety of business group roles, including treasury, capital markets and finance positions in the Institutional Bank.

Mr Phil Coffey will assume the role of Chief Financial Officer.  In this position Phil will be responsible for Westpac’s finance, tax, strategy, group treasury, group assurance and investor relations functions.  Most recently Phil was responsible for the Institutional Bank.  Prior to joining Westpac in 1996, Phil held management positions with AIDC and Citibank.

Mr Rob Whitfield has been promoted to the Executive Team as Chief Risk Officer for the Westpac Group.  Rob will continue his current responsibilities overseeing the group compliance and risk functions.  Prior to his current role, he was responsible for Group Treasury and held senior financial markets positions.

Westpac’s Chief Executive, David Morgan said:  “These changes will provide an opportunity to broaden the experience across the team, while creating greater depth and flexibility moving forward.  The strength and experience of our senior team has been a major factor in Westpac’s strong performance over recent years”.

These changes will take effect on 1 December 2005.

Ends.

For Further Information

Julia Quinn

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3443 or 0409 311 197